SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Sterling Construction (STRL)
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(Name of Issuer)

Common Stock, no par value
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(Title of Class of Securities)

859241101
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(CUSIP Number)

September 22, 2006
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON Dreman Value Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3499132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 934,183
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 934,183
	8	SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,183
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.63%
12	TYPE OF REPORTING PERSON IA

Item 1 (a).	Name of Issuer:

          Sterling Construction Company Inc.

tem 1(b). Address of Issuer’s Principal Executive Offices:
2751 CENTERVILLE RD.
SUITE 3131
WILMINGTON, DELAWARE 19803

Item 2	(a).Names of Persons Filing:

           Dreman Value Management, LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:  Harborside Financial Center, Plaza 10, Suite 800, Jersey City, NJ 07311

Item 2(c). Citizenship.   Delaware

Item 2(d). Title of Class of Securities:  Common Stock, no par value

Item 2(e). CUSIP Number:  859241101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.*

               (a) Amount Beneficially Owned:  934,183

(b) Percent of Class:  8.63%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:  934,183

(ii) Shared power to vote or to direct the vote:  N/A

(iii) Sole power to dispose or to direct the disposition of:  934,183

(iv) Shared power to dispose or to direct the disposition of:  N/A

Item 5.	Ownership of Five Percent or Less of a Class.

       N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If this statement is being filed to report the fact that as of the date hereof, the reporting person is the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        N/A

Item 8.	Identification and Classification of Members of the Group.

        N/A

Item 9.	Notice of Dissolution of Group.

        N/A

Item 10.  Certifications.

By signing below, each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007
Dreman Value Management, LLC /s/ Salvatore Faia Chief Compliance Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)